May 27, 2021

Ron Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: PF ROYALTY I LLC

Offering Statement on Form 1-A

Filed April 21, 2021

Amendment No. 1 to Offering State on Form 1-A

Filed April 21, 2021

File No. 024-11508

Dear Mr. Alper:

We have been engaged to assist with the filing of the Offering Statement on Form 1-A (“Offering Statement”) by PF Royalty I LLC (the “Company”).  We are in receipt of your comment letter dated May 18, 2021, regarding the Offering Statement filed April 21, 2021.  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Statement (“Amended Offering Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the Amended Offering Statement, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 1 to Offering Statement on Form 1-A Filed April 21, 2021 General

1.We note that you intend to update the price per interest on a monthly basis. Please revise to clarify that you will announce any changes to your price in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. In this regard, we refer you to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance. In addition, we note your disclosure on page 7 that you intend to also disclose monthly NAV. Please clarify if you intend to price at NAV.

We have revised our disclosure to provide that the NAV will be updated monthly through the filing of a Form 1-U, post qualification amendment or supplement, depending on the facts and circumstances at the time of the change.  We have also added disclosure to state that once a NAV is established, the price of the Class A Interests will be based upon NAV.

2.We note that you discuss throughout the offering circular that you intend to provide investors with some form of liquidity or redemption three years after qualification. Please revise to disclose whether the requirement to provide investors with the ability to redeem is a term in the operating agreement.

As set forth in the Operating Agreement, investors may not transfer Class A Interests during the first three years after the receipt of those interests without the prior approval of the Manager.  The Company does not have a redemption plan and has no obligation to implement such a plan under the Operating Agreement.  Furthermore, the Company may seek to list the Class A Interests on a secondary market or exchange after three years, but have no obligation to take such actions under the Operating Agreement or otherwise.

3.We note your disclosure on page 7 that investors will be able to "re-invest any distributions" through the platform. Please revise to describe the material aspects of the distribution reinvestment feature and clarify whether a portion of the $75,000,000 of securities being qualified herein are allocated to such program.

We have amended our disclosure to provide the following language:

A: Yes, although the Company plans to make regular cash distributions of net income, an investor may elect to re-invest distributions and purchase additional Class A Interests, which reinvestment will be part of this Regulation A Offering and will be subject to the $75 million annual cap for Regulation A Offerings.  To the extent the Company has reached the $75 million limitation, any funds designated for reinvestment will be distributed in the form of cash to the investors and may be invested in the subsequent 12-month period.

4.Please revise to provide additional information about the PetroFunder Platform and its operating status. In addition, please disclose the regulatory status of the platform. In this respect, please clarify if the platform is seeking regulatory approval to operate as an ATS or intends to register as a broker-dealer.

We have amended the Offering Circular to provide the following language:

Q: What is the PetroFunders Platform?

A: The PetroFunders Platform is an online investment platform operated by an affiliate of the Company which can be found at www.PetroFundersUSA.com that gives investors the ability to:

•Review this Offering

•Purchase Class A Interests

•Manage and track investments easily through an online dashboard

The PetroFunders Platform does not facilitate or provide for peer to peer transactions or otherwise engage in any activity that would require regulatory approval to operate as an ATS or otherwise register as a broker-dealer and there is no intention to do so in the future.  The PetroFunders Platform is still under construction but should be available for operation upon qualification of this Offering.

5.We note Section 13 of the Operating Agreement, “Internal Dispute Resolution Procedure.” Please revise to discuss this provision in a clear and prominent manner in your offering circular, including the following:

•Discuss the risks and impact of this provision on investors;

•Describe any questions as to enforceability of this provision under federal and state law;

•Clarify that the provision does not apply to claims under the federal securities laws as indicated in your Operating Agreement and describe the impact it has on claims arising under other applicable state or federal laws;

•Discuss whether it applies to purchasers in secondary transactions; and

•Explain the relationship between Section 13 of the Operating Agreement and Section 10 of the Subscription Agreement. In this respect, we note that Section 10 of the Subscription Agreement refers to the “non-exclusive jurisdiction and venue of the State of Colorado.”

We have added additional disclosure regarding the risks associated with our internal dispute resolution procedures, described any questions as to enforceability of these provisions and clarified that these do not apply to claims under federal securities laws.  These provisions apply to holders who acquire Interests in a secondary transaction.

We have also revised our subscription agreement to align with the Operating Agreement.

Frequently Asked Questions

What kind of return may be expected by a Member?, page 6

6.We note your statement that “it is the Company’s intent to deliver full cycle returns to Class A Members with a targeted range of 9-11%.” Given that you have a limited operating history and do not own any royalty interests at this time, please explain how you determined that you have a reasonable basis to provide this targeted range of returns.

We have updated the FAQ section of the Offering Circular to provide the following disclosure:

A: The Company does not currently own any assets, therefore, returns estimates are speculative. However, it is the Company’s intent to identify potential investments with a target gross full cycle return of 13% or above in order to achieve our targeted net-investor full cycle return of 9-11%. These target net-investor returns are based on historical production decline curves, conservative commodity prices, and projected expenses to manage the fund.  Historical information may not accurately predict future returns.  This speculative estimate assumes no material deviation between the forward price curve (oil and gas) at the time of acquisition and actual prices over time. If actual prices over time exceed the forward curve at the time of acquisition, then full cycle return may exceed the stated range, however, if actual prices fall short of the forward curve, then full cycle returns will be below the stated range.

Confidentiality, page 16

7.Please clarify the reference to Section 8.6 (b) of the Operating Agreement, which does not appear to address confidentiality. In addition, please revise the disclosure to provide more specificity regarding confidentiality requirements for Class A Interest Holders, and explain to us in detail the basis for the confidentiality requirement and why it is appropriate under the federal securities laws.

This reference has been removed.

The Manager’s officers manager other businesses…, page 1

8.We note that you indicate that the Manager sponsors other investment products with similar investment objectives. Please reconcile this statement with your disclosure on page 4 that indicates that this is the "first investment program sponsored by the Manager and its affiliates."

We have clarified the disclosure to provide that certain affiliates of the Manager “currently manage other oil and gas related businesses, but do not manage, sponsor or distribute other investment products, including other funds and investment entities with similar investment objectives to the Company.”

You are not expected to have any protection under the Investment Company Act, page 17

9.We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

The following language regarding the Investment Company Act of 1940 is contained in the Offering Circular:

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company and the Manager believe that the Company is exempt from registration under the Investment Company Act pursuant to an exemption set forth in Section 3(c)(9) of the Investment Company Act because substantially all of the Company’s business will consist of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests.

Risks Related to the Company’s Organization and Structure

You may not have any protection under the Investment Advisers Act, page 18

10. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your Manager.

The Manager believes that it is required to be registered as an investment adviser and is currently seeking federal registration.

Plan of Distribution, page 22

11.We note your statement in the second paragraph of this section that Entoro Securities is offering your securities on a "minimum/maximum basis." Please reconcile this statement with your disclosure elsewhere that indicates this offering has no minimum amount.

We have revised our disclosure to remove reference to a minimum/maximum offering.

12.We note that you intend to conduct "rolling" closings. Please provide more detail regarding the mechanics of the closings, including a discussion of what factors will go into deciding when to hold closings and what rights subscribers may have after remitting payment, but prior to a closing.

We have updated the Offering Circular with the following disclosure:

There is no minimum offering amount and the Company anticipates undertaking closings on a monthly basis without qualifications for such closings at price per interest of $100 until such time as a NAV is established.  Prior to a closing, Investors funds will be held in escrow and such investor will not have any rights as a member of the Company, including the right to receive distributions.  Funds held in escrow are not refundable and the Company may direct a closing regardless of the amount which is being held in escrow at such time. After each such closing, funds tendered by investors will be available to the Company and investors will become members of the Company.

Description of Business, page 26

13.To provide investors with a better understanding of your investment strategy, please explain how the graphs on pages 28 and 29 illustrate the creation of a favorable investment environment.

The following language has been added to the Offering Circular:

The Company believes that the following market conditions illustrated in the U.S. Energy Information Administration (EIA) charts below are beneficial to our investment strategy as the makeup of energy consumption is primarily composed of natural resources (petroleum and other liquids, natural gas) into 2050. While renewable energy is showing strong growth, it’s low starting point means that oil and gas will be the larger source of energy for the foreseeable future. Given that the United States is one of the world's largest oil and gas producers and consumers, and one of the few countries that allows for private ownership of mineral rights, it presents a favorable investment environment with long-term demand.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 34

14.Please revise to disclose any agreements with the Manager to provide capital financing.

The following language has been added to the Offering Circular:

Liquidity and Capital Resources

From inception, the Company will finance investment activities through capital contributions from investors. Startup and offering expenses will be paid by the Manager without the right to reimbursement, however, the Manager has no agreement to provide such funding.  In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses of the Company at the sole discretion of the Manager. At the time of this filing, no capital contributions have been made to the Company.

Compensation of Manager, page 37

15.  Please revise to clarify whether the returns on the Manager’s Class B Interests are in addition to the fees disclosed in the table.

The Offering Circular has been revised to clarify that the Manager, as the holder of the Class B Interests, is entitled to receive certain distributions.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.